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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             CYBERGUARD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    231910100
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                                 (CUSIP Number)



                                December 24, 1998
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 231910100                 SCHEDULE 13G


  (1)     NAMES OF REPORTING PERSONS: FERNWOOD PARTNERS, L.L.C. ("Fernwood");
          F. Stephen Allen ("Allen"); Frances Annette Scott as Trustee of the Frances Annette Scott Revocable Trust ("Scott").

          Fernwood I.R.S. identification Number: Applied for
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION:

          Fernwood - Oklahoma; Allen and Scott - United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,467,700
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,467,700
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,467,700
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES:                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

          13.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON:

          Fernwood - 00 (Limited Liability Company); Allen and Scott - IN.
          ---------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  CyberGuard Corporation (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  2000 West Commercial Blvd., Suite 200,
                  Ft. Lauderdale, FL 33309




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Item 2(a).        Names of Persons Filing.

                  Fernwood Partners, L.L.C. ("Fernwood"), F. Stephen Allen ("Allen") and Frances Annette Scott as Trustee of the Frances Annette Scott Revocable Trust ("Scott").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The principal business office of Fernwood, Allen and Scott is 2540 E. 30th Street, Tulsa, OK 74114

Item 2(c).        Citizenship.

                  Fernwood is an Oklahoma limited liability company. Allen and Scott are both citizens of the United States.

Item 2(d).        Title of Class of Securities.

                  Common Stock, $.01 par value ("Common Stock").

Item 2(e).        CUSIP Number.

                  231910100.

Item 3.           Status of Reporting Person.

                  If this statement is filed pursuant to Rule 3d-1(c), check this box. ( x )

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                           1,467,700 shares of common stock. Of these shares, only 217,700 shares of common stock are directly held by the reporting persons. The remainder (1,250,000 shares) are deemed beneficially owned by the reporting persons by reason of the ownership by Fernwood of a common stock purchase warrant dated December 17, 1998, to acquire a total of 500,000 shares of common stock and the right to convert some or all of the indebtedness of the Issuer to Fernwood into a maximum of 750,000 shares of common stock, subject to adjustment in certain events. Allen and Scott are each 50% owners of Fernwood and Allen is the Manager of Fernwood.

                  (b)      Percent of Class:   13.7%

                  (c)      Number of shares as to which the person has:




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                  (i)      sole power to vote or to direct the vote:

                           1,467,700 shares subject to explanation set forth in
                           Item 4(a) above.

                  (ii)     shared power to vote or to direct the vote:    0

                  (iii) sole power to dispose or to direct the disposition of:

                           1,467,700 shares subject to the explanation set forth in (a) above.

                  (iv)     shared power to dispose or to direct the disposition
                           of:  0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

         By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.









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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 5, 1999.                    FERNWOOD PARTNERS, L.L.C.


                                            /s/    F. Stephen Allen
                                            ------------------------------------
                                            By:  F. Stephen Allen, Manager


DATED:  January 5, 1999.                    /s/    F. Stephen Allen
                                            ------------------------------------
                                            By:  F. Stephen Allen, Manager


DATED:  January 5, 1999.                    /s/    Frances Annette Scott
                                            ------------------------------------
                                            By:  Frances Annette Scott as
                                                 Trustee of the Frances Annette
                                                 Scott Revocable Trust u/t/a
                                                 dated December 14, 1993, as
                                                 amended on April 13, 1995 and
                                                 February 2, 1998
































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